TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005

Companhia De Transmissao De Energia Electrica Paulista

12/19

Deloitte

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of September 30, 2005, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the balance sheet as of June 30, 2005 and the statements of income for the quarter and nine-month period ended September 30, 2004, presented for comparative purposes, and issued unqualified review reports thereon, dated August 5, 2005 and November 5, 2004, respectively.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 4, 2005

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005

(In thousands of Brazilian reais – R$)

	09/30/05	06/30/05
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Cash and banks	122	1.404
Temporary cash investments	783.673	686.786
	783.795	688.190
Accounts receivable		
Consumers, concessionaires and permittees	162.855	138.507
Inventories	27.532	25.401
Accounts receivable – São Paulo State Finance Department	50.544	51.817
Allowance for doubtful accounts	(1.079)	(1.079)
Recoverable taxes	29.087	21.266
Escrow deposits	3.281	3.276
Other	10.492	8.056
	282.712	247.244
Prepaid expenses	694	2.460
	1.067.201	937.894
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable – São Paulo State Finance Department	94.964	102.537
Sale of assets and rights	70.496	70.496
Allowance for doubtful accounts	(72.714)	(72.714)
Deferred income and social contribution taxes	105.288	103.031
Escrow deposits	67.802	65.999
Other	3.494	3.494
	269.330	272.843
Prepaid expenses	99.996	97.230
	369.326	370.073
PERMANENT ASSETS		
Property, plant and equipment		
In service	5.664.131	5.660.873
Accumulated depreciation	(2.510.776)	(2.474.958)
	3.153.355	3.185.915
In progress	335.336	278.974
	3.488.691	3.464.889
Special liabilities	(9.566)	(9.566)
	3.479.125	3.455.323
TOTAL ASSETS	4.915.652	4.763.290

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005

(In thousands of Brazilian reais – R$)

	09/30/05	06/30/05
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Suppliers	33.736	21.119
Taxes payable	71.090	64.267
Loans, financing and debt charges	24.792	30.224
Regulatory charges	5.764	6.123
Accrued liabilities	53.706	37.364
Accounts payable	8.771	8.608
Interest on capital/dividends	138.478	51.139
Voluntary termination program	42	144
Other	13.848	13.732
	350.227	232.720
LONG-TERM LIABILITIES		
Loans and financing	648	660
Accounts payable	225.231	225.570
Deferred income tax	16.374	16.374
Reserve for contingencies	242.782	236.143
Accrued taxes	38.524	38.524
Special liabilities - reversal/amortization	24.053	24.053
Other	14.457	12.906
	562.069	554.230
DEFERRED INCOME	121.727	125.973
SHAREHOLDERS' EQUITY		
Capital	462.000	462.000
Capital reserves	2.592.369	2.592.369
Profit reserves	156.836	157.197
Retained earnings	669.758	638.135
	3.880.963	3.849.701
Funds for capital increase	666	666
	3.881.629	3.850.367
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4.915.652	4.763.290

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(In thousands of Brazilian reais – R$)

	07/01/05 to 09/30/05	01/01/05 to 09/30/05	07/01/04 to 09/30/04	01/01/04 to 09/30/04
OPERATING REVENUES				
Electricity network usage charges	349.823	953.897	325.046	843.150
Other revenues	2.961	11.536	1.003	4.698
	352.784	965.433	326.049	847.848
DEDUCTIONS FROM OPERATING REVENUE				
Global Reserve for Reversion (RGR)	(7.894)	(23.681)	(7.189)	(21.567)
COFINS (tax on revenue)	(26.641)	(72.886)	(23.450)	(53.427)
PIS (tax on revenue)	(5.784)	(15.824)	(5.093)	(12.174)
Recovery of COFINS / PIS	2.767	37.394	-	-
ISSQN (service tax)	(66)	(195)	(48)	(119)
	(37.618)	(75.192)	(35.780)	(87.287)
NET OPERATING REVENUES	315.166	890.241	290.269	760.561
OPERATING EXPENSES				
Personnel	(96.601)	(250.945)	(80.301)	(228.813)
Voluntary termination program	-	-	-	(7.202)
Materials	(6.154)	(19.916)	(7.340)	(15.753)
Outside services	(25.119)	(64.781)	(17.881)	(61.069)
Depreciation	(42.527)	(126.984)	(41.798)	(122.656)
Concession regulatory charges	(12.145)	(33.070)	(1.599)	(3.229)
Reserve for contingencies	(6.639)	(25.882)	(5.967)	(22.592)
Other expenses	(11.117)	(30.525)	(12.348)	(25.294)
	(200.302)	(552.103)	(167.234)	(486.608)
GROSS PROFIT	114.864	338.138	123.035	273.953
FINANCIAL INCOME (EXPENSES)				
Amortization of negative goodwill	4.246	12.739	4.246	12.739
Income	36.031	95.662	20.620	56.298
Expenses	(4.691)	(14.389)	(6.189)	(15.659)
Monetary variations, net	(1.023)	6.950	2.832	4.334
Interest on capital	(95.000)	(149.354)	-	(27.177)
	(60.437)	(48.392)	21.509	30.535
INCOME FROM OPERATIONS	54.427	289.746	144.544	304.488
Nonoperating income	1.073	4.342	8.300	10.539
Nonoperating expenses	(1.992)	(3.828)	(3.067)	(3.417)
NONOPERATING (EXPENSES) INCOME	(919)	514	5.233	7.122
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	53.508	290.260	149.777	311.610
Social contribution tax	(6.137)	(26.215)	(13.844)	(30.444)
Income tax	(17.595)	(74.086)	(39.003)	(86.481)
Deferred social contribution tax	349	(1.036)	537	2.330
Deferred income tax	968	(2.878)	1.492	6.472
INCOME AFTER INCOME AND SOCIAL CONTRIBUTION TAXES	31.093	186.045	98.959	203.487
Reversal of interest on capital	95.000	149.354	-	27.177
NET INCOME	126.093	335.399	98.959	230.664
Earnings per thousand shares - R$	0,84	2,25	0,66	1,55

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric power public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. was merged into the Company.

2. CORPORATE GOVERNANCE

In September 2002 the Company adhered to the Level-1 Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in that adhesion ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by management and by the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL).

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2004 fiscal year.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	09/30/05			06/30/05
	Current	Long-term	Total	Total
Benefits - Law No.4819/58	35,363	-	35,363	45,038
Agreement for acknowledgement and Consolidation of debts	10,302	60,092	70,394	73,018
Sale of real property	2,141	12,491	14,632	15,178
Other	2,738	22,381	25,119	21,120
	50,544	94,964	145,508	154,354

4.1. *Benefits* - Law 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for Acknowledgement and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company for the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law 4819/58, with the acknowledged amount being adjusted up to January 2002 in accordance with the UFESP variation, and, starting in February 2002, in accordance with the monthly variation of the IGP-M, plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning August 1, 2002, with final maturity on July 1, 2012.

4.3. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgement of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments beginning August 1, 2002, with final maturity on July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.4. Other

In addition to the above-mentioned amounts, CESP made an advance for payment of monthly expenses related to family allowance benefits, in accordance with Law 4819/58, in the amount of R$ 2,218 (long-term). However, there are retired employees' labor lawsuits, settled by the Company, in the amount of R$ 2,738 (current) and R$ 20,163 (long-term), that are also under the State's responsibility, thus totaling R$ 25,119.

The Company is negotiating the reimbursement of this amount with the State Finance Department. Considering the expectation of loss, management decided to recognize an allowance for doubtful accounts in Long-term assets, in the amount of the aforementioned family allowance benefits.

5. SALE OF ASSETS AND RIGHTS

a. Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998.

In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

6. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	09/30/05			06/30/05
	Income tax	Social contribution tax	Total	Total
Allowance for doubtful accounts	17,198	5,544	22,742	22,742
Reserve for tax contingencies	28,499	10,260	38,759	37,932
Reserve for labor contingencies	30,235	10,884	41,119	39,689
Reserve for social security contingencies	1,706	614	2,320	2,320
Reserve for civil contingencies	256	92	348	348
	77,894	27,394	105,288	103,031

7. ESCROW DEPOSITS

	09/30/05	06/30/05
COFINS (Note 13)	38,524	38,524
Labor lawsuits	16,136	14,333
Social security lawsuits - INSS (Note 12.3)	6,825	6,825
Assessments - ANEEL	6,317	6,317
	67,802	65,999

8. COFINS AND PIS (TAXES ON REVENUE) REGULATORY ASSETS

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws 10,637, of December 30, 2002, 10,833, of December 29, 2003, and 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of COFINS beginning February 2004 and PIS beginning December 2002.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circular 302/2005 of February 25, 2005, were recorded in long-term assets as Prepaid expenses against Deductions from operating revenues.

Regulatory assets as of September 30, 2005 are composed of:

	COFINS	PIS	TOTAL
Recognition			
Dec/02 to Dec/04	-	18,191	18,191
Feb/04 to Dec/04	44,411	-	44,411
Jan/05 to Jun/05	28,570	6,057	34,627
Jul/05 to Sep/05	16,092	3,500	19,592
	89,073	27,748	116,821
Realization			
Jul/05	(4,086)	(1,357)	(5,443)
Aug/05	(4,192)	(1,393)	(5,585)
Sep/05	(4,351)	(1,446)	(5,797)
	(12,629)	(4,196)	(16,825)
	76,444	23,552	99,996

ANEEL Resolution 149, of June 30, 2005, determines that Allowed Annual Revenues (RAP) for electricity transmission concessionaires, for the period from July 1, 2005 to June 30, 2006, in compliance with ANEEL Opinion 236/2005, considered an amount corresponding to the financial impact of the increase in the COFINS and PIS rates incurred through June 30, 2005, adjusted based on the IGP-M (General Market Price Index); for the Company this amount was set at R$ 78,759. However, under the criterion adopted by ANEEL, the Company had an impact of R$ 120,337. In order to obtain a review by ANEEL of the amount set forth in said Resolution, the Company filed Official Letter OF/F/2828/2005, of July 8, 2005, which is under analysis by ANEEL.

Of the amount set by ANEEL (R$ 78,759), which in July 2005 began being reimbursed to the Company through the contractual mechanism "Portion of Adjustment (PA)", R$ 16,825 was realized in the third quarter of 2005.

9. PROPERTY, PLANT AND EQUIPMENT

	09/30/05			06/30/05
	Restated cost	Accumulated Depreciation	Net book value	Net book value
In service				
Intangible assets	56,956	-	56,956	56,956
Land	82,172	-	82,172	82,173
Buildings, construction and improvements	577,293	(326,000)	251,293	253,406
Machinery and equipment	4,898,544	(2,150,573)	2,747,971	2,777,340
Vehicles	28,318	(23,123)	5,195	5,954
Furniture and fixtures	20,848	(11,080)	9,768	10,086
	5,664,131	(2,510,776)	3,153,355	3,185,915
In progress	335,336	-	335,336	278,974
Special liabilities				
Donations received	(9,566)	-	(9,566)	(9,566)
	5,989,901	(2,510,776)	3,479,125	3,455,323

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

10. LOANS AND FINANCING

	09/30/05				06/30/05
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions	428	19,652	-	20,080	21,047
Local currency					
Fundação CESP	-	4,655	-	4,655	9,120
ELETROBRÁS	7	50	648	705	717
	7	4,705	648	5,360	9,837
	435	24,357	648	25,440	30,884

10.1. Financial Institutions

Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528 thousand (€ 41,089 thousand) and guaranteed by Banco Real S.A. This financing, which funded investments in the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis to Banco Real S.A., calculated on the disbursed balance.

Amortization is made in ten equal and consecutive semiannual installments, the first of which in November 2001 and with the final installment scheduled for May 2006.

10.2. Fundação CESP

Refers to the Agreement for Acknowledgment of Debt and Other Covenants, signed in November 1999, with the approval of the Secretariat for Pension Plans and effective through December 2005.

The charges are calculated based on the employee pension plan actuarial cost variation (General Price Index - internal availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, and are added to the principal on a monthly basis.

11. ACCOUNTS PAYABLE

The amounts of R$ 8,771 (R$ 8,608 in the prior quarter), classified in Current liabilities, and R$ 225,231 (R$ 225,570 in the prior quarter), classified in Long-term liabilities, refer to the balances payable of two agreements for acknowledgement of debt related to the financing of actuarial deficit entered into with Fundação CESP, totaling R$ 234,002 (R$ 234,178 in the prior quarter), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, restated based on the greater of actuarial cost variation (General Price Index - Internal Availability (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contribution installments for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2004, as required by CVM Resolution 371/00, after calculating liabilities with the private pension entity, there was no need to recognize additional liabilities.

12. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company would incur economic and financial risk, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Labor	120,938	116,732	10,951	22,526	187,518	173,473	319,407	312,731
Civil	1,023	1,023	29,811	28,767	9,805	1,485	40,639	31,275
Tax – municipal real estate tax	113,996	111,563	-	-	-	-	113,996	111,563
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	242,782	236,143	40,762	51,293	197,323	174,958	480,867	462,394

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

Probable - the future event or events is/are likely to occur;

Possible - the chance of the future event or events occurring is more than remote, but less than probable; and

Remote - the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a quarterly basis, lawsuits are reassessed and reserves are supplemented if necessary.

12.1. Labor

The Company assumed responsibility for certain lawsuits before different courts, arising principally from CESP's partial spin-off, and from the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

12.2. Tax - municipal real estate tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

12.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) an assessment notice for nonpayment of social security on compensation paid to its employees in the form of meal tickets, morning snack and basket of staples during the period from April 1999 through July 2001. Accordingly, management decided to recognize a reserve and make a corresponding escrow deposit, recorded in long-term assets, under "Escrow deposits" (see Note 7).

13. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recorded provisions and made the corresponding escrow deposits up to January 2004. Beginning February 2004, with the enactment of Law 10,833 of December 29, 2003, which establishes the noncumulative levy of COFINS, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524, recorded in long-term assets, under "Escrow deposits" (see Note 7).

14. SHAREHOLDERS' EQUITY

14.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

14.2. Ownership structure

As of September 30, 2005, the Company's main shareholders are as follows:

	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	38,270,778,120	61.18	12,717,601,257	14.66	50,988,379,377	34.16
CESP - Cia. Energética de São Paulo	-	-	1,290,017,216	1.49	1,290,017,216	0.86
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Credit S Fir Bos Eur Limited	357,400,000	0.57	1,388,658,000	1.60	1,746,058,000	1.17
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
PETROS – Petrobras pension plan	-	-	1,627,209,138	1.88	1,627,209,138	1.09
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,310,800,000	1.51	1,339,400,000	0,90
Merrill Lynch International	271,100,000	0.43	771,400,000	0.89	1,042,500,000	0,70
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
The Bank of New York - ADR Department	36,999,000	0.06	91,546,200	0.11	128,545,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	27	-	23,776	-	23,803	-
Fiscal Council	-	-	-	-	-	-
Other (1).	5,592,249,337	8.94	15,725,437,989	18.13	21,317,687,326	14.28
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

14.3. Ownership structure of shareholders holding more than 5% of voting capital

	09/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	15.68	281,923,621,935	49.92
BNDESPAR	67,516,953,798	14.92	346,083,390	0.31	67,863,037,188	12.02
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Other	97,855,894,019	21.63	94,295,902,885	84.01	192,151,796,904	34.02
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

14.4. Payment of dividends to shareholders

Article 31, paragraph 1, of the Company's bylaws establishes semiannual payment of dividends to shareholders, calculated based on the paid-up capital, as follows:

- 10% per year for preferred shares; and
- up to 10% per year for common shares.

According to Law 9249, of December 26, 1995, legal entities computing taxes based on taxable income may pay interest on capital to their shareholders, provided that there is income earned before payment of interest on capital, or interest on retained earnings and profit reserves, limited in both situations to 50% of the amount of the respective accounts, with tax deduction of the interest paid or credited to the shareholders.

At the Annual Meeting held on June 13, 2005, the Board of Directors resolved to pay interest on capital to shareholders in the amount of R$ 54,354, corresponding to R$ 0.3640954 per thousand shares (preferred and common), whose actual payment will be made on December 1, 2005.

As a result of the review of the Company's investment program estimates, established for 2005 and 2006, approved at the Annual Meeting held on September 12, 2005, the Board of Directors, at the same meeting, resolved to pay additional interest on capital to shareholders, in the amount of R$ 95,000, which was paid on October 7, 2005, totaling in the current year, up to the date of these interim financial statements, R$ 149,354, corresponding to R$ 0.6363665 per thousand shares (preferred and common shares).

According to paragraph 7, article 9 of Law 9249/95, interest on capital credited or paid may be treated as the amount of dividends set forth in article 202 of Law 6404/76 and paragraph 3, article 31 of the Company's bylaws.

15. GROSS OPERATING REVENUE

	09/30/05		09/30/04	
	Quarter	Nine-month period	Quarter	Nine-month period
Basic network				
Existing assets	261,218	632,476	186,740	472,065
New investments	31,650	103,772	31,679	49,207
Advances	28	5,906	15,425	19,384
	292,896	742,154	233,844	540,656
Connection				
OTF's – Existing assets	40,858	175,372	83,746	301,750
OTF´s – New investments	2,290	6,528	2,659	3,275
	43,148	181,900	86,405	305,025
Charges				
Fuel Consumption Account - CCC	8,571	21,561	4,428	4,428
Energy Development Account - CDE	5,146	11,916	2,217	2,217
	13,717	33,477	6,645	6,645
Portion of Adjustment	62	(3,634)	(1,848)	(9,176)
	349,823	953,897	325,046	843,150

OTF - Other Transmission Facilities

16. FINANCIAL (EXPENSES) INCOME

	09/30/05		09/30/04	
	Quarter	Nine-month period	Quarter	Nine-month period
Income				
Income from temporary cash investments	33,846	88,869	16,908	44,642
Interest on accounts receivable - State Finance Department	1,813	5,931	3,958	15,962
Other	372	862	857	1,135
Revenue deductions - COFINS	-	-	(906)	(4,404)
Revenue deductions - PIS	-	-	(197)	(1,037)
	36,031	95,662	20,620	56,298
Expenses				
Debt charges	(2,642)	(8,017)	(4,127)	(9,859)
CPMF (tax on banking transactions)	(1,479)	(4,313)	(1,426)	(3,916)
RGR (global reserve for reversion)	(279)	(837)	(279)	(837)
Charges on taxes - CETEMEQ	(250)	(697)	(200)	(522)
Other	(41)	(525)	(157)	(525)
	(4,691)	(14,389)	(6,189)	(15,659)

17. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes, on the accrual basis, and calculates such amounts based on monthly trial balances (for tax suspension and reduction purposes).

17.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	Quarters			
	09/30/05		09/30/04	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	53,508	53,508	149,777	149,777
Expected tax expense	(13,377)	(4,815)	(37,445)	(13,480)
Taxes on:				
Amortization of negative goodwill	(1,899)	(465)	(1,899)	(465)
Other	(1,351)	(508)	1,833	638
	(3,250)	(973)	(66)	173
Effective tax expense	(16,627)	(5,788)	(37,511)	(13,307)

	Nine-month periods			
	09/30/05		09/30/04	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	290,260	290,260	311,610	311,610
Expected tax expense	(72,565)	(26,123)	(77,903)	(28,045)
Taxes on:				
Amortization of negative goodwill	(5,701)	(1,395)	(5,701)	(1,395)
Cofins – Under litigation	-		(277)	
Other	1,302	267	3,872	1,326
	(4,399)	(1,128)	(2,106)	(69)
Effective tax expense	(76,964)	(27,251)	(80,009)	(28,114)

18. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network, connections and other installations was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

19. FINANCIAL INSTRUMENTS

The Company's main source of revenue is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to Basic and Connection Network facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

a. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the Basic Network for 124 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in Other Transmission Facilities with 22 concessionaires and other agents, with a bank guarantee clause.

b. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years.

c. Liquidity Risk

As established by a State decree, the Company centralizes its financial investments at Banco Nossa Caixa S.A.

d. Exchange Risk

The Company has only one foreign currency financing agreement, which totals 7,516 euros as of the interim financial statements date. Given the amount at risk, said financing is not hedged (see Note 10).

e. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index - Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (see Notes 10 and 11).

The carrying amounts of financial instruments, when compared with the values that might be obtained in negotiation in the market, or in absence thereof, with the net present value adjusted based on the prevailing market interest rate, approximate their fair values.

20. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the calculated balance. Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its legal counsel, is only liable for the payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right by filing a special appeal in the Superior Court of Justice and an extraordinary appeal in the Federal Supreme Court. On the other hand, the Company has not recognized a provision for the remaining contingency, currently estimated at R$ 622 million, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

21. SIGNIFICANT EVENTS AND SUBSEQUENT EVENTS

a. Privatization Process

- **On July 12, 2005, the Company published the following significant event notice:**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information previously disclosed to the market regarding its privatization process, that the Government of the State of São Paulo, through the Steering Committee of the State Privatization Program (PED), charged CESP - Companhia Energética de São Paulo with the task of making the arrangements for the privatization of CTEEP. In this respect, CESP must publish in the Official Gazette of the State of São Paulo and other newspapers with large nationwide circulation, on July 13, 2005, an announcement relating to Bidding Notice so as to contract services for business valuation, modeling and sale of shares issued by CTEEP owned by the controlling shareholder".

- **After the date of these interim financial statements, complementing the aforementioned event, the Company published on October 14, 2005 another significant event notice:**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information contained in the Significant Event Notice of July 12, 2005, that CESP - Companhia Energética de São Paulo informed that the procedures for hiring of consultants for performance of services of business valuation, sale modeling and sale of shares representing the ownership control of CTEEP had been concluded, as recommended by the Steering Committee of the State Privatization Program (PED) on June 9, 2005, and approved by the Governor. As a result, the aforementioned services *contracted by CESP have begun.*"

b. Law 4819/58

- **On July 19, 2005, the Company published the following significant event notice:**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by Law No. 4819/58. This plan is for employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit 1339/2005-1), authorizing Fundação CESP to resume processing the benefit payments established by Law 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the web site of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC - 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law 4819/58; such decision has not yet been published, nor has the Company been notified of it.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo".

- **Subsequent Event**

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to October 27, 2005, the amount of R$ 37,824 for payment of benefits under Law No. 4819/58, having received from the State Finance Department the amount of R$ 36,377 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department is being claimed by the Company at the administrative level. The decision of the 49th Labor Court currently covers 5,461 beneficiaries under Law 4819/58.

The aforementioned decision of the Regional Labor Court has not yet produced any effects, since for the Claim for Correction regarding said decision, an injunction was granted suspending its effects.

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1145/2005-6, in progress at the 49th Labor Court of São Paulo." Based on this statement, the State Finance Department has been passing on to CTEEP the full amounts required for compliance with said court decision. The outstanding amount mentioned above is being negotiated by the parties in order to settle the issue. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of Law 4819/58, excluding possible benefits, granted by the related regulation, that surpass or that are in conflict with the specific legislation. Nonetheless, as already mentioned, to date this court decision has not produced effects, due to said Claim for Correction. The Company is not able to estimate the possible effects of said decision by the Regional Labor Court, in view of the current effectiveness of the decision of the 49th Labor Court and the possible conflict that these decisions could generate.

The Company reaffirms its legal area's understanding that the expenses related to benefits under Law 4819/58 and the respective regulation are the full responsibility of the State of São Paulo. Accordingly, the Company will continue to require from the State Finance Department the funds necessary for full compliance with any court decisions on this matter, charging possible differences between the amounts passed on by the State and those disbursed by the Company in this context.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

22. CASH FLOW

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

(In thousands of Brazilian reais – R$)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	953,689	811,223
Receipts from others	17,079	13,176
Payments to suppliers	(132,929)	(117,452)
Payments to employees	(242,530)	(248,714)
Taxes and regulatory charges	(261,220)	(190,032)
	316,089	268,201
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(99,788)	(104,114)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	71,987	36,008
Payment of loans	(35,763)	(41,004)
Interest on capital / dividends	(43,254)	(71,558)
Tax on banking transactions (CPMF)	(4,239)	(3,971)
Other	(837)	(837)
	(12,106)	(81,362)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	37,778	111,901
Other inflows	25,023	-
Other outflows	(27,191)	(4,415)
	35,610	107,486
INCREASE IN CASH	239,805	190,211
CHANGE IN CASH		
At beginning of period	543,990	317,868
At end of period	783,795	508,079
	239,805	190,211

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENT ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by other electric power public service concessionaires and agents. The annual tariffs were adjusted through ANEEL Resolution 149, in effect through June 30, 2006, and are related to the Basic Network and Other Transmission Facilities. For this quarter, revenue was R$ 352,784, representing an increase of 8.20% compared to R$ 326,049 in the same quarter of the prior year.

Considering the deductions from operating revenue in the amount of R$ 40,385, composed of RGR (Global Reserve for Reversion), COFINS, PIS (taxes on revenue) and ISSQN (service tax), which represented 11.45% of the operating revenues, and the Recovery of COFINS/PIS (Regulatory Asset) of R$ 2,767, the net operating revenues were R$ 315,166, an increase of 8.58% when compared to R$ 290,269 in the same quarter of the prior year.

Operating expenses directly manageable by the Company (Personnel, Materials, Outside services and Other), in the amount of R$ 138,991, were 17.14% lower when compared to R$ 118,654 in the same quarter of the prior year. It is important to mention depreciation amounts, concession regulatory charges and reserves for contingencies, in the amount of R$ 61,311, representing 19.45% of the net operating revenues.

Accordingly, gross profit was R$ 114,864, in comparison to R$ 123,035 for the same quarter of the prior year, representing a 6.64% decrease.

Financial result is negative by R$ 60,437, composed of financial income in the amount of R$ 42,118, relating to income on temporary cash investments, and financial expenses in the amount of R$ 102,555, of which R$ 95,000 refer to interest on capital.

After nonoperating expenses of R$ 919 thousand, provisions and deferral of income and social contribution taxes, in the debit balance of R$ 22,415 thousand, and reversal of interest on capital in the amount of R$ 95,000 thousand, the Company reported net income of R$ 126,093 thousand for the quarter, equivalent to R$ 0.84 per thousand shares, an increase of 27.42% when compared to R$ 98,959 thousand in the same quarter of the prior year.

OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In compliance with Corporate Governance practices, we present below the Company's ownership structure, as well as the shareholders holding more than 5% of voting capital.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	09/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo						
And related companies - (control)						
State Finance Department	38,270,778,120	61.18	12,717,601,257	14.66	50,988,379,377	34.16
CESP – Cia. Energética de São Paulo	-	-	1,290,017,216	1.49	1,290,017,216	0.86
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Credit S Fir Bos Eur Limited	357,400,000	0.57	1,388,658,000	1.60	1,746,058,000	1.17
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
PETROS - Petrobras pension plan	-	-	1,627,209,138	1.88	1,627,209,138	1.09
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,310,800,000	1.51	1,339,400,000	0,90
Merrill Lynch International	271,100,000	0.43	771,400,000	0.89	1,042,500,000	0,70
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
The Bank of New York - ADR Department	36,999,000	0.06	91,546,200	0.11	128,545,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	27	-	23,776	-	23,803	-
Fiscal Council	-	-	-	-	-	-
Other (1)	5,592,249,337	8.94	15,725,437,989	18.13	21,317,687,326	14.28
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

	09/30/04					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo and related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A. (1)	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
PETROS - Petrobras pension plan	-	-	1,546,409,138	1.78	1,546,409,138	1.03
L Parisotto Participações Ltda	-	-	1,000,000,000	1,15	1,000,000,000	0,67
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Fundação CESP	-	-	322,770,148	0.37	322,770,148	0.22
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	95,725,200	0.11	132,724,200	0.09
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	23,806	-	23,836	-
Fiscal Council	-	-	-	-	-	-
Other (2)	5,557,925,194	8.88	17,689,240,184	20.40	23,247,165,378	15.57
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Pursuant to the Notice to the Market on June 14, 2005, the Company informed that Banco Nossa Caixa S.A. transferred all its shares to the State Finance Department.

(2) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

2. SHARES OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING CAPITAL

	09/30/05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	15.68	281,923,621,935	49.92
BNDESPAR	67,516,953,798	14.92	346,083,390	0.31	67,863,037,188	12.02
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Other	97,855,894,019	21.63	94,295,902,885	84.01	192,151,796,904	34.02
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	09/30/04					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,516,953,798	14.92	346,083,390	0.41	67,863,037,188	12.63
National Development Fund. (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,855,894,019	21.63	67,049,213,760	78.89	164,905,107,779	30.68
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00